SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*
                       HOLLYWOOD ENTERTAINMENT CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   436141 10 5
                                 (CUSIP Number)

                                 Mark J. Wattles
                               7945 W. Sahara #205
                             Las Vegas, Nevada 89117
                                  702-804-0079
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 2, 2005
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]. Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                          (Continued on following pages)

------------------

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1) NAME OF REPORTING PERSON

           Mark J. Wattles
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(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a)  [  ]
                                                  (b)  [  ]
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(3) SEC USE ONLY

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 (4) SOURCE OF FUNDS

          [PF/OO]
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(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)
                                                       [  ]
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(6)         CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
------------------------------------------------------------------------------
                         : (7) SOLE VOTING POWER
                         :     6,637,600
                         -----------------------------------------------------
Number Of Shares         : (8) SHARED VOTING POWER
Beneficially Owned       :----------------------------------------------------
By Each Reporting        : (9) SOLE DISPOSITIVE POWER
Person With              :     6,637,600
                         :----------------------------------------------------
                         : (10) SHARED DISPOSITIVE POWER
                         :----------------------------------------------------

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(11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,637,600
          shares

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(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                       [  ]

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(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            10.3%

------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON
            IN

     This Amendment No. 3 (this "Amendment") amends and supplements the Statement on Schedule 13D (the "Statement") filed by Mark J. Wattles on April 7, 2004, as amended by Amendment No. 1 filed on October 15, 2004 and Amendment No. 2 filed on January 24, 2005, relating to the beneficial ownership of shares of Common Stock of Hollywood Entertainment Corporation, an Oregon corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Statement, as amended.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement, as amended.

Item 2.  Identity  and  Background.

     Item 2(c) is hereby amended and restated in its entirety:

     (c) Effective February 2, 2005, Mr. Wattles resigned as Chairman and Chief Executive Officer of the Company. Mr. Wattles' principal occupation and employment is private investor.

Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended by addition of the following:

     The aggregate purchase price of 3,000,000 shares of the Company's Common Stock purchased by Mr. Wattles pursuant to his option exercise was $3,270,000. The source of funding for the purchase of these shares and the withholding tax obligation related to this exercise, which together aggregated $13,648,980.00 was from funds borrowed from Merrill Lynch, Pierce, Fenner & Smith Incorporated pursuant to a margin loan entered into in the ordinary course of his banking and brokerage arrangements with Merrill Lynch. A copy of the form of the margin lending program client agreement with respect to this margin loan is attached hereto as Exhibit A and incorporated herein by reference.

Item 4.  Purpose of Transaction.

     Item 4 is hereby amended and restated in its entirety:

     Mr. Wattles may from time to time dispose of all or a portion of his shares or acquire additional shares in the open market, through private transactions or otherwise. Effective February 2, 2005, Mr. Wattles resigned as Chairman and Chief Executive Officer of the Company. Mr. Wattles is not a party to any agreement with either the Company or Movie Gallery, Inc. related to the proposed merger between the Company and Movie Gallery, including any agreement prohibiting him from selling shares of Company Common Stock or requiring him to vote in favor of the proposed merger. In the past, Mr. Wattles has had discussions with the Chairman and Chief Executive Officer of Blockbuster regarding the industry and a possible transaction between the two companies, the nature of the combined business and their respective roles in a combined business. In addition, following Mr. Carl Icahn disclosing that he had become a shareholder of the Company, Mr. Wattles has had discussions with Mr. Icahn regarding the industry and possible transactions involving the Company. In the future, Mr. Wattles may have further discussions with these parties or discussions with others regarding a transaction with respect to the Company. Such discussions could result in Mr. Wattles' modifying his ownership of the Company's Common Stock or proposing one or more of the other actions described in Item 4(a)-(j) of Schedule 13D. Although Mr. Wattles has no present intention, understanding or arrangement in connection with any of the transactions described in Item 4(a)-(j) of Schedule 13D, Mr. Wattles reserves the right to formulate other purposes, plans or proposals regarding the Company or the Common Stock of the Company, including one or more of the transactions described in
Item 4(a)-(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     Item 5(a) is hereby amended and restated in its entirety:

     (a) Under the rules and regulations of the Securities and Exchange Commission, Mr. Wattles may be deemed to be the beneficial owner of a total of 6,637,600 shares of the Company's Common Stock, including 500,000 shares subject to options that are currently exercisable at an exercise price of $18.50 per share, and excluding 500,000 shares subject to options that did not vest as a result of Mr. Wattles' resignation. Mr. Wattles' beneficial ownership of the Company's Common Stock represents approximately 10.3% of the Company's issued and outstanding shares. For the purpose of computing the percentage of outstanding securities beneficially owned, the number of shares issued and outstanding is as of October 19, 2004, is based on the amount stated in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and includes those shares subject to Mr. Wattles' options and the 3,000,000 shares purchased pursuant to his option exercise on February 3, 2005.

      Item 5(c) is hereby amended and restated in its entirety:

     (c) On February 3, 2005, Mr. Wattles exercised his option to purchase 3,000,000 shares of the Company's Common Stock at an exercise price of $1.09 per share. As a result, Mr. Wattles owns 6,137,600 shares of the Company's Common Stock. Options to purchase 500,000 shares at an exercise price of $12.00 per share did not vest as a result of Mr. Wattles' resignation which was effective February 2, 2005.

Item 7.  Exhibits.

Exhibit A   The Margin Lending Program Client Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Dated: February 4, 2005

                                           /s/ MARK J. WATTLES
                                           --------------------------
                                           Mark J. Wattles

Exhibit A

          The Margin Lending Program Client Agreement

In consideration of your accepting and carrying one or more accounts for the undersigned, the undersigned hereby consents and agrees that

Applicable Rules and Regulations

1. All transactions shall be subject to the constitution, rules, regulations, customs and usages of the exchange or market and its clearinghouse, if any, on which such transactions are executed by you (Merrill Lynch, Pierce, Fenner & Smith Incorporated) or your agents, including your subsidiaries and affiliates.

Definition

2. For purposes of this agreement,
"securities and other property" shall include, but not be limited to, money, securities, financial instruments and commodities of every kind and nature and all contracts and options relating thereto, whether for present or future delivery.

Collateral Requirements and Credit Charges for Margin Lending Program

3. The undersigned will maintain such securities and other property in the accounts of the undersigned for collateral purposes as you shall require from time to time; and the monthly debit balance of such accounts shall be charged, in accordance with your usual custom, with interest at a rate permitted by the laws of the State of New York. It is understood that the interest charge made to the undersigned's account at the close of a charge period will, unless paid, be added to the opening balance for the next charge period and that interest will be charged upon such opening balance, including all interest so added.

Security Interest

4. All securities and other property now or hereafter held, carried or maintained by you or by any of your affiliates in your possession or control, or in the possession or control of any such affiliate, for any purpose, in or for any account of the undersigned now or hereafter opened, including any account in which the undersigned may have an interest, shall be subject to a lien for the discharge of all the indebtedness and other obligations of the undersigned to you, and are to be held by you as security for the payment of any liability or indebtedness of the undersigned to you in any of said accounts. You shall have the right to transfer securities and other property so held by you from or to any other of the accounts of the undersigned whenever in your judgment you consider such a transfer necessary for your protection. In enforcing your lien, you shall have the discretion to determine which securities and property are to be sold and which contracts are to be closed. All securities and other pro perty will be treated as financial assets under Article 8 of the New York Uniform Commercial Codes.

Representations as to Beneficial Ownership and Control

5. The undersigned represents that, with respect to securities against which credit is or may be extended by you (a) the undersigned is not the beneficial owner of more than 1% of the number of outstanding shares of any class of equity securities, and (b) does not control, is not controlled by, and is not under common control with, the issuer of any such securities. In the event that any of the foregoing representations are inaccurate or become inaccurate, the undersigned will promptly so advise you in writing.

Calls for Additional Collateral-Liquidation Rights

6. (a) You shall have the right to require additional collateral

     (1) in accordance with your general policies for margin lending maintenance requirements, as such may be modified, amended or supplemented from time to time; or

     (2) if in your discretion you consider it necessary for your protection at an earlier or later point in time than called for by said general policies; or

     (3) in the event that a petition in bankruptcy or for appointment of a receiver is filed by or against the undersigned; or

     (4)  if an attachment is levied against the accounts of the undersigned; or

     (5)  in the event of the death of the undersigned.

   (b) If the undersigned does not provide you with additional collateral as you may require in accordance with (a) (1) or (2), or should an event described in (a) (3), (4) or (5) occur (whether or not you elect to require additional collateral), you shall have the right

     (1) to sell any or all securities and other property in the accounts of the undersigned with you or with any of your affiliates, whether carried individually or jointly with others;

     (2) to buy any or all securities and other property which may be short in such accounts; and

     (3) to cancel any open orders and to close any or all outstanding contracts.

You may exercise any or all of your rights under (b) (1), (2) or (3) without further demand for additional collateral, or notice of sale or purchase, or other notice or advertisement. Any such sales or purchases may be made at your discretion on any exchange or other market where such business is usually transacted, or at public auction or private sale; and you may be the purchaser for your own account. It is understood that your giving of any prior demand or call or prior notice of the time and place of such sale or purchase shall not be considered a waiver of your right to sell or buy without any such demand, call or notice as herein provided.

Payment of Indebtedness Upon Demand

7. The undersigned shall at all times be liable for the payment upon demand of any debit balance or other obligations owing in any of the accounts of the undersigned with you, and the undersigned shall be liable to you for any deficiency remaining in any such accounts in the event of the liquidation thereof, in whole or in part, by you or by the undersigned; and the undersigned shall make payment of such obligations and indebtedness upon demand.

Liability for Costs of Collection

8. To the extent permitted by the laws of the State of New York, the reasonable costs and expenses of collection of the debit balance and any unpaid deficiency in the accounts of the undersigned with you, including, but not limited to, attorney's fees incurred and payable or paid by you, shall be payable to you by the undersigned.

Pledge of Securities and Other Property

9. All securities and other property now or hereafter held, carried or maintained by you in your possession or control in any of the accounts of the undersigned may be pledged and repledged by you from time to time, without notice to the undersigned, either separately or in common with other such securities and other property, for any amount due in the accounts of the undersigned, or for any greater amount, and you may do so without retaining in your possession, or under your control for delivery, a like amount of similar securities or other property.

Lending Agreement

10. In return for the extension or maintenance of any credit by you, the undersigned acknowledges and agrees that the securities in the undersigned's account, together with all attendant rights of ownership, may be lent to you or lent out to others to the extent not prohibited by applicable laws, rules and regulations. In connection with such securities loans, and in connection with securities loans made to me to facilitate short sales, you may receive and retain certain benefits to which the undersigned will not be entitled. The undersigned understands that, in certain circumstances, such loans could limit the undersigned's ability to exercise voting rights, in whole or part, with respect to the securities lent.

Presumption of Receipt of Communications

11. Communications may be sent to the undersigned at the address of the undersigned or at such other address as the undersigned may hereafter give you in writing. All communications so sent, whether by mail, telegraph, messenger or otherwise, shall be deemed given to the undersigned personally, whether actually received or not.

Accounts Carried as Clearing Broker

12. If you are carrying the account of the undersigned as clearing broker by arrangement with another broker through whose courtesy the account of the undersigned has been introduced to you, then until receipt from the undersigned of written notice to the contrary, you may accept from such other broker, without inquiry or investigation by you (a) orders for the purchase or sale in said account of securities and other property on credit or otherwise, and (b) any other instructions concerning said account. You shall not be responsible or liable for any acts or omissions of such other broker or its employees.

Agreement to Arbitrate Controversies

13. o Arbitration is final and binding on the parties.

    o The parties are waiving their right to seek remedies in court, including the right to a jury trial.

    o Prearbitration discovery is generally more limited than and different from court proceedings.

    o The arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or to seek modification of rulings by the arbitrators is strictly limited.

    o The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

The undersigned agrees that all controversies which may arise between us, including, but not limited to, those involving any transaction or the construction, performance or breach of this or any other agreement between us, whether entered into prior, on or subsequent to the date hereof, shall be determined by arbitration.

This agreement to arbitrate all controversies does not constitute an agreement to arbitrate the arbitrability of any controversy between us, unless clearly and unmistakability required by the arbitration rules of the forum elected, as set forth below. Any arbitration under this agreement shall be conducted only before the New York Stock Exchange, Inc., an arbitration facility provided by any other exchange of which you are a member, or the National Association of Securities Dealers, Inc., and in accordance with its arbitration rules then in force. The undersigned may elect in the first instance whether arbitration shall be conducted before the New York Stock Exchange, Inc. other exchanges of which you are a member, or the National Association of Securities Dealers, Inc., but if the undersigned fails to make such election, by registered letter or telegram addressed to you at the office where the undersigned maintains the account, before the expiration of five days after receipt of a written request fro m you to make such election, then you may make such election. Judgment upon the award of arbitrators may be entered in any court, state or federal, having jurisdiction.

No person shall bring a putative or certified class action to arbitration, nor seek to enforce any predispute arbitration agreement against any person who has initiated in court a putative class action, or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until (i) the class certification is denied; (ii) the class is decertified; or (iii) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein.

Joint and Several Liability

14. If the undersigned shall consist of more than one person, their obligations under this agreement shall be joint and several.

Representation as to Capacity to Enter Into Agreement

15. The undersigned represents that no one except the undersigned has an interest in the account or accounts of the undersigned with you. If a natural person, the undersigned represents that the undersigned is of full age, is not an employee of any exchange, nor of any corporation of which any exchange owns a majority of the capital stock, nor of a member of any exchange, nor of a member firm or member corporation registered on any exchange, nor of a bank, trust company, insurance company or any corporation, firm or individual engaged in the business of dealing either as broker or as principal in securities, bills of exchange, acceptances or other forms of commercial paper. If any of the foregoing representations is inaccurate or becomes inaccurate, the undersigned will promptly so advise you in writing.

Extraordinary Events

16. You shall not be liable for loss caused directly or indirectly by government restrictions, exchange or market rulings, suspension of trading, war, strikes or other conditions beyond your control.

The Laws of the State of New York Govern

17. This agreement and its enforcement shall be governed by the laws of the State of New York; and shall cover individually and collectively all accounts which the undersigned may open or reopen with you; shall inure to the benefit of your successors, whether by merger, consolidation or otherwise, and assigns, and you may transfer the accounts of the undersigned to your successors and assigns; and this agreement shall be binding upon the heirs, executors, administrators, successors and assigns of the undersigned.

Amendments

18. The undersigned agrees that you shall have the right to amend this Agreement, by modifying or rescinding any of its existing provisions or by adding any new provision. Any such amendment shall be effective as of a date to be established by you, which shall not be earlier than 30 days after you send notification of any such amendment to the undersigned.

Separability

19. If any provision or condition of this agreement shall be held to be invalid or unenforceable by any court, or regulatory or self-regulatory agency or body, such invalidity or unenforceability shall attach only to such provision or condition. The validity of the remaining provisions and conditions shall not be affected thereby and this agreement shall be carried out as if any such invalid or unenforceable provision or condition were not contained herein.

Headings Are Descriptive

20. The heading of each provision hereof is for descriptive purposes only and shall not be deemed to modify or qualify any of the rights or obligations set forth in each such provision.

BY SIGNING THIS AGREEMENT, THE UNDERSIGNED ACKNOWLEDGES (1) THAT, IN ACCORDANCE WITH PARAGRAPH 13, THE UNDERSIGNED IS AGREEING IN ADVANCE TO ARBITRATE ANY CONTROVERSIES THAT MAY ARISE WITH YOU; (2) THAT, PURSUANT TO PARAGRAPH 10 ABOVE, CERTAIN OF THE UNDERSIGNED'S SECURITIES MAY BE LOANED TO YOU OR LOANED OUT TO OTHERS; AND (3) RECEIPT OF A COPY OF THIS AGREEMENT.

Signature _______________________________   Date _________________________

Title ____________________________________________________________________
               (For special accounts, e.g., Trustee)


Signature _______________________________   Date _________________________
            (Second party if joint
             account; Co-Trustee)

Title ____________________________________________________________________
               (For special accounts, e.g., Co-Trustee)


Account No. ______________________________________________________________

Manager's Initial ________________________________________________________